TERRY M. SCHPOK, P.C.
(214) 969-2870 / Fax: (214) 969-4343
tschpok@akingump.com
November 12, 2009
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-3561
Attn: Ms. Chanda DeLong

Re:	Cinemark USA, Inc. (the “Company”) Registration Statement on Form S-4 Filed September 24, 2009 File No. 333-162105
Dear Ms. DeLong:
On behalf of Cinemark USA, Inc., a Delaware corporation (the “Company”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the applicable rules and regulations under the Securities Act, Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-4, File No. 333-162105, filed on September 24, 2009 (the “Registration Statement”).
The Registration Statement has been amended to reflect responses to the comments received from the Securities and Exchange Commission Staff (the “Staff”) set forth in the Staff’s comment letter, dated October 21, 2009 (the “Comment Letter”), relating to the Registration Statement. For your convenience, each response is preceded by the Staff’s comment to which the response relates. Terms not otherwise defined herein have the meaning ascribed to such terms in the Registration Statement. Page references in the following responses to the Staff’s comments refer to pages of the Amendment.
The Company understands that this response will be considered confirmation of the Company’s awareness of the Company’s obligations under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, and that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

November 12, 2009
Ms. Chanda DeLong
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form S-4
General
1.	Comment. We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co, Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response. A supplemental letter has been provided to the Staff as requested.

2.	Comment. The financial statements should be updated, as necessary, to comply with Article 3-12 of Regulation S-X, at the effective date of the registration statement.

Response. The financial statements have been updated through the third quarter ended September 30, 2009.
Prospectus Cover Page
3.	Comment. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Response. The Company confirms that the offer will be open at least through midnight on the twentieth business day. The prospectus cover page and additional references throughout the Registration Statement have been revised to reflect a midnight expiration time.

November 12, 2009
Ms. Chanda DeLong
Market and Industry Data, page ii
4.	Comment. Please delete the phrase that states you “take no further responsibility for such data.” As a registrant, you are responsible for all information that you include in your filing.

Response. The requested deletion has been made on page ii.

5.	Comment. We also note your statement that you “cannot assure” the accuracy of your estimates and make no “representation as to the accuracy of information described in these paragraphs.” Please add a sentence in which you represent that you believe and act as if all the information described in these paragraphs, including market and industry data and estimates, is accurate.

Response. An additional statement has been added to the effect that the Company has no reason to believe that the information described in these paragraphs is not accurate.
Summary of the Terms of the Exchange Offer, page 7
Conditions to the Exchange Offer, page 8
6.	Comment. We note your reservation of the right to terminate or amend the terms of the offer if certain conditions occur. Please revise this section to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change. Similarly revise throughout your filing.

Response. The requested additional disclosure has been added on pages 8, 31 and 37.
Acceptance of Initial Notes and Delivery of Exchange Notes, page 9
7.	Comment. Please briefly explain what you mean by “properly tendered.” Throughout your filing, please revise phrases such as “validly tendered,” “not validly withdrawn” to briefly explain, in which instance, when notes will be considered properly and validly tendered and not validly withdrawn.

Response. Insofar as the details regarding the procedures to tender the notes or withdraw the tender are set forth in the sections of the prospectus entitled “The Exchange Offer — Procedures for Tendering Initial Notes” and “The Exchange Offer — Withdrawal of Tenders,” the Company has referenced the applicable subsections in the Summary on page 9 for further information and added similar references on page 30.

November 12, 2009
Ms. Chanda DeLong
Background of the Exchange Offer, page 30
8.	Comment. Please delete here and throughout your filing the phrase “or do not comply, in whole or in part, with any applicable law.” While it is appropriate to delay acceptance or terminate your offer if conditions specified in your offer are not satisfied or waived, it is not appropriate to delay acceptance for general legal compliance.

Response. The Company has revised the reference to any applicable law on pages 30 and 32 to clarify that the exchange offer may be delayed or terminated in order to comply with securities laws or any changes in applicable laws.
Expiration Date; Extensions; Termination; Amendment, page 30
9.	Comment. We note that you also reserve the right to delay acceptance of the private notes in your sole discretion. Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Response. Additional disclosure has been added on page 30 to clarify that the Company may delay acceptance in the event the exchange offer is extended. In addition, acceptance may be delayed if the conditions to the exchange offer have not been satisfied or waived as indicated in this section. Additional disclosure has been added on pages 30 and 37 to confirm that any such delay will be consistent with Rule 14e-1(c).

10.	Comment. You state that you will give notice of your offering’s extension by press release or other public announcement no later than 9:00 a.m. on the next business day after the scheduled expiration date. Additionally, according to Rule 14e-1(d), you must disclose the number of securities tendered as of the date of the notice. Please confirm for us that you will disclose the number of securities tendered as of that date if you extend the offering.

Response. The Company confirms that any press release or other public announcement extending the offering will include disclosure of the amount of notes tendered as of that date as required under Rule 14e-1(d).
Acceptance of Initial Notes for Exchange, page 32
11.	Comment. Please explain here and throughout your filing, if applicable, what you mean by a “properly completed and duly executed letter of transmittal.” Similarly explain “timely receipt.”

November 12, 2009
Ms. Chanda DeLong
Response. The references on pages 32, 34 and 35 to “properly completed and duly executed letter of transmittal” have been clarified to refer to the instructions set forth under “ — Procedures for Tendering Initial Notes” and the Letter of Transmittal. In addition, the reference to “timely receipt” has been changed to “receipt by the exchange agent prior to the expiration of the exchange offer.”

12.	Comment. Please delete the phrase “for any reason,” regarding delays in acceptance or non-acceptance of the tendered notes.

Response. The requested deletion has been made on page 32.
Other Matters, page 35
13.	Comment. Please delete the phrase in which you state that all questions as to the validity, including time of receipt, and acceptance of all tenders “will be determined by [you], in [your] sole discretion.”

Response. The phrase on page 35 has been deleted.

14.	Comment. Similarly, please delete the phrase “[o]ur interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.”

Response. The phrase has been deleted and the disclosure has been revised to clarify that the Company will determine whether the conditions to the exchange offer have been satisfied.
Conditions to the Exchange Offer, page 36
15.	Comment. We note that you may determine in your “reasonable judgment” whether certain offer conditions have occurred or are satisfied. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

Response. The Company believes that any determination made by the Company whether certain offer conditions have occurred or are satisfied is necessarily a subjective decision made in the reasonable judgment of the Company under a particular set of facts and circumstances and not necessarily based on an ascertainable objective standard. While certain situations (i.e., failure of a noteholder to respond to the exchange offer) may be a clear objective standard that the offer conditions have not been satisfied, many other circumstances (i.e., the manner of completion of the letter of transmittal) clearly invoke the Company’s reasonable judgment to determine whether offer conditions have

November 12, 2009
Ms. Chanda DeLong
been satisfied. Therefore, the Company respectfully suggests that determinations made in the Company’s reasonable judgment is an appropriate disclosure.

16.	Comment. We note that you state that you may terminate or amend the exchange offer before accepting any notes for exchange if certain conditions are not satisfied. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Please revise the language here and throughout your filing accordingly.

Response. The requested revision has been made on page 37.

17.	Comment. We note that you state that you will return any notes that you do not accept for exchange notes as “promptly as practicable,” which is not appropriate. Rule 14e-1(c) requires that you exchange the notes or return the notes “promptly” upon expiration or termination of the offer, as applicable. Please revise here and throughout your filing, if applicable.

Response. The requested revision has been made on page 37.

18.	Comment. We note that you state that you will give oral or written notice of any extension, amendment, non-acceptance or termination “as promptly as practicable.” Please delete this phrase and clarify that you will give notice of the extension in accordance with the requirements of Rule 14e-1(d) of the Exchange Act.

Response. The requested revision has been made on page 37.

19.	Comment. We note that you state that if you amend the offer in a manner that you “consider” material, you will disclose the amendment in the manner required by applicable law. Please revise to state that in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Response. This section has been revised on page 37 in accordance with the Staff’s comment.

20.	Comment. Please delete here and throughout your filing the phrase “[t]hese conditions are solely for our benefit.”

Response. The phrase has been deleted on page 37.

November 12, 2009
Ms. Chanda DeLong
Management’s Discussion and Analysis of Financial Condition and Result of Operations, page 43
21.	Comment. You incurred significant long-lived assets impairments for each of the fiscal years presented. In this regard, please tell us whether there are any reporting units that may be at risk of further impairment or assert that a material charge is unlikely. For each reporting unit that continues to be at risk of impairment, please revise your disclosure to indicate the following:
•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	Amount of goodwill allocated to the reporting unit;

•	Description of the methods and key assumptions used and how the key assumptions were determined;

•	Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
Response. The Company has added the following disclosure to “Impairment of Long-Lived Assets” on page 55:
“The long-lived asset impairment charges taken during each period presented are specific to theatres that are directly and individually impacted by increased competition or adverse changes in their respective market.”
“The goodwill impairment charges taken during the year ended December 31, 2008 were primarily a result of our determination that the multiple used to estimate the fair value of our reporting units should be reduced to reflect the dramatic decline in the market value of Cinemark Holdings’s stock price and the declines in the market capitalizations of Cinemark Holdings and its competitors that occurred during the fourth quarter of 2008. The Company reduced the multiple from eight times cash flows to six and a half times cash flows, which significantly reduced the Company’s estimated fair values. The goodwill impairment charges taken during the year ended December 31, 2007 were primarily a result of the modification of the Company’s Exhibitor Services Agreement with NCM, which significantly reduced the contractual amounts paid to the Company (see Note 6 to our audited consolidated financial statements).”

November 12, 2009
Ms. Chanda DeLong
The Company has added the following disclosure to “Impairment of Goodwill and Intangible Assets” on page 47:
“The goodwill impairment charges taken during the year ended December 31, 2008 were related to four U.S. regions, one of which was fully impaired and three of which were partially impaired down to estimated fair value. The carrying value of goodwill for these four reporting units was approximately $232 million as of December 31, 2008, after considering the goodwill impairment charges. The carrying value of goodwill allocated to reporting units that were not impaired during the year ended December 31, 2008 where the estimated fair value was less than 10% more than the carrying value was approximately $277 million as of December 31, 2008. Declines in Cinemark Holdings’s stock price or market capitalization, declines in the Company’s attendance due to increased competition in certain regions and/or countries or economic factors that lead to a decline in attendance in any given region or country could negatively affect the estimated fair values and could result in further impairments of goodwill.”
Results of Operations, page 48
22.	Comment. We note that you have incurred long-lived asset impairments for each of the periods presented. Annual impairment charges typically indicate there may be operational issues within your business or industry that should be discussed in further detail In this regard, your MD&A should be revised to clearly discuss any known trends or uncertainties that had, or that you expect to have, a material unfavorable impact in your results of operations or relationship between costs and revenues. For guidance, please refer to Item 3O3(a)(3)(ii) of Regulation S-K.

Response. The Company does not believe its long-lived asset impairment charges are an indication of operational issues. The Company’s operating performance has been healthy and stronger than prior years. The Company has a large portfolio of theatres that are located throughout the U.S. and international countries. Each of the Company’s theatre locations are in various types of markets, which are all impacted differently by competition, economic downturns, population growth and other general social and economic changes. Due to the varying types and degree of changes that may individually occur in each of the markets in which the Company operates, impairment charges are possible each year.

November 12, 2009
Ms. Chanda DeLong
The Company has added the following disclosures to “Impairment of Long-Lived Assets” on page 55:

“The long-lived asset impairment charges taken during each period presented are specific to theatres that are directly and individually impacted by increased competition or adverse changes in their respective market.”

“The goodwill impairment charges taken during the year ended December 31, 2008 were primarily a result of our determination that the multiple used to estimate the fair value of our reporting units should be reduced to reflect the dramatic decline in the market value of Cinemark Holdings’s stock price and the declines in the market capitalizations of Cinemark Holdings and its competitors that occurred during the fourth quarter of 2008. The Company reduced the multiple from eight times cash flows to six and a half times cash flows, which significantly reduced the Company’s estimated fair values. ”

23.	Comment. Based on your disclosures on page 76, it appears that management reviews concession and admission sales separately. Additionally, you indicate that margins for both of these products are reviewed and a considerable amount of management effort goes into increasing their operating margins. In this regard, it appears that product information is readily available, reviewed and used by management on an ongoing basis. As noted in paragraph 103 of SFAS 131, an analysis of trends in revenues from products and services is important in assessing both past performance and prospects of future growth. Additionally, such trends may be compared to industry benchmarks. As such, since it appears that including such information could provide meaningful information for your investors, please tell us what consideration was given to including a separate standalone discussion of product and services (including advertising) within MD&A. For guidance, refer to FR-72 (Release No. 33- 8350).

Response. The Company’s management does review admissions and concession sales separately on a regular basis and the margins on such sales are one of the major areas of focus for the Company’s management team. The Company does not regularly review advertising revenues since a majority of its screen advertising revenues are earned under long term contracts and generally only vary with changes in attendance. Within its current discussion of revenues and expenses within MD&A, the Company outlines the films that have been released thus far during the year and the films to be released during the remainder of the year, which are meaningful in evaluating trends for box office performance. In addition, the Company includes separate discussions of the impact of attendance changes and price changes on the Company’s admissions revenues and concessions revenues by segment. The Company believes that such disclosures provide the most meaningful information to investors as to past performance and trends impacting future performance.

November 12, 2009
Ms. Chanda DeLong
The Company does receive and review various industry publications on a regular basis and does use these as a general comparison for its own box office performance. The challenge in including the box office information from these industry publications in its MD&A is that the statistics are provided for periods of time that differ from the Company’s fiscal period as many of the box office statistics are given for weekly periods that begin on Friday and end on Thursday. The Company’s fiscal periods are based on the calendar quarter and therefore there may be some comparability issues, especially during high volume holiday periods. In addition, the various sources of industry statistics provide varying levels of performance results for any given period. Typically, such information is only readily available for U.S. box office performance. Industry data is not readily available for international box office performance nor for concession sales in either the U.S. or in the international countries in which the Company operates.
Based on its current disclosures, the Company believes it has provided the most meaningful information to investors with respect to its primary products, which are admissions and concession revenues.
Comparison of Six Months ended June 30, 2009 and 2008, page 49
24.	Comment. Your presentation of theater operating costs excludes amounts that are included in the most directly comparable GAAP measure in your statement of income (total cost of operations) and, as such, it appears to meet the definition of a non-GAAP measure as defined by Regulation G. Additionally, it is not clear how you determined that depreciation and amortization, asset impairments, general and administrative costs (as described) and the amortization of favorable/unfavorable leases do not represent theater operating costs. In this regard, please revise your current presentation to include all applicable costs.

Response. The Company has revised the table on page 49 to include general and administrative expenses, depreciation and amortization (including amortization of favorable/unfavorable leases), impairment of long-lived assets and gain (loss) on sale of assets and other such that the total cost of operations in the table compares directly to the statement of income.

November 12, 2009
Ms. Chanda DeLong
Consolidated Financial Statements
Note 1 — Summary of Significant Accounting Policies
Theater Properties and Equipment, page F-7
25.	Comment. Please tell us and revise your notes to include all of the disclosure requirements set forth in Topic 360-10-50-2 of the FASB Accounting Standards Codification. In particular, please provide us with a detailed description of the facts and circumstances leading to the impairments recognized as well as the reporting units that these impaired assets are reported under. For guidance, refer to Topic 280 of the FASB Accounting Standards Codification.

Response. The Company has reported impairment losses separately on the face of its income statement. The Company has disclosed in Note 1 to the consolidated financial statements that fair value is estimated based on a multiple of cash flows and included in this disclosure is the multiple used for each of the periods presented. The Company has included in its current disclosures in Notes 10 and 11 to its condensed consolidated financial statements the applicable segment in which the impaired properties are reported.

The Company has revised its current discussions of impairment of long-lived assets within Note 1 under “Theatre Properties and Equipment” on page F-8 and in Note 11 on page F-24 to provide the following statement with respect to the facts and circumstances that led to the impairments:

“The long-lived asset impairment charges recorded during each of the periods presented are specific to theatres that were directly and individually impacted by increased competition or adverse changes in their respective market.”
Goodwill and Other Intangible Assets, page F-8
26.	Comment. Please tell us and revise your notes to include all the disclosure requirements set forth in paragraph 350-20-50-2 of the FASB Accounting Standards Codification. In particular, please provide us with a detailed description of the facts and circumstances leading to the impairments noted on page F-22.

Response. The Company added the following disclosure to Note 10 to the consolidated financial statements on page F-22:

November 12, 2009
Ms. Chanda DeLong
“The goodwill impairment charges taken during the year ended December 31, 2007 were primarily a result of the modification of the Company’s Exhibitor Services Agreement with NCM, which significantly reduced the contractual amounts paid to the Company (see Note 6). The Company evaluated the carrying value of its goodwill as of March 31, 2007, which resulted in a majority of the goodwill impairment charges recorded during the year ended December 31, 2007. The goodwill impairment charges taken during the year ended December 31, 2008 were primarily a result of our determination that the multiple used to estimate the fair value of our reporting units should be reduced to reflect the dramatic decline in the market value of Cinemark Holdings’s stock price and the declines in the market capitalizations of Cinemark Holdings and its competitors that occurred during the fourth quarter of 2008. The Company reduced the multiple from eight times cash flows to six and a half times cash flows, which significantly reduced the Company’s estimated fair values.”

27.	Comment. You indicate that you previously considered your theaters as reporting units, but due to recent changes in the organization, you concluded that U.S. regions and international countries are more reflective of how you operate your business. In this regard, please tell us and revise your disclosures to include more details regarding your restructuring along with a discussion of how these changes affected your reporting unit structure. In particular, your response should focus on the significant operating processes prior to and after your restructurings.

Response. The Company has determined it has two operating segments consisting of a United States operating segment and an international operating segment.

Paragraph 30 of SFAS #142 (paragraph 350-20-35-30 of the FASB ASC) states that a reporting unit is an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. The Company’s segment managers are its U.S. President and International President.

Historically, the Company had identified each theatre as a reporting unit, or component, due to the practice of management reviewing performance and making decisions at this level. Prior to 2007, the president of the U.S. operations had held that position for 13 years. When he became president, the Company only had approximately 150 theatres and 1,100 screens in the U.S., compared to 287 theatres and 3,654 screens in the U.S. as of December 31, 2007. He began his career at the Company as a theatre manager and was promoted through the ranks of the Company. His knowledge of theatre operations and of each theatre allowed him to maintain focus at the theatre level. The Company developed area managers and regional managers as it grew over time. However, its

November 12, 2009
Ms. Chanda DeLong
management style had historically reflected that of the president due to his knowledge of the theatres. The Company eliminated the area managers and operated using a regional structure approximately ten years ago. Despite this operating structure, the president managed the business utilizing individual theatre reports rather than regional data. The region leaders were not held accountable for the profit and loss of the theatres in their region and were only provided financial data specifically related to areas that they could influence, such as wages and pricing information, however, many of the operating decisions continued to be handled at the corporate office. Because of this structure, regional reports were not generated for or utilized by management. The international business developed in a similar manner. The International President was hired in 1996 when the Company only had approximately 10 international theatres with 100 screens. As a result of new theatre construction during the tenure of the International President, the segment increased to 121 theatres and 1,011 screens as of December 31, 2007. Similar to the U.S. President, the International President focused his review at the theatre level due to his knowledge of each theatre he helped develop.
In 2006, the Company significantly changed its strategic direction and operating dynamics. The Company made a major acquisition of another U.S. theatre company (increasing the U.S. operations by approximately 40 percent). The acquisition was part of a strategic change in the organization, and became a catalyst for changing executive management’s roles in preparation for taking the Company’s parent public. The board of directors felt that to enhance the Company’s performance, a change in the corporate organizational structure was necessary to allow management to take a fresh look at the Company and to better position the Company for a public offering. The following events contributed to the Company’s strategic changes:
(1)	On October 5, 2006, the Company acquired Century Theatres which added 77 theatres and 1,017 screens to its circuit representing an increase of approximately 38% and 40%, respectively, to the U.S. circuit and an increase of approximately 25% and 30%, respectively, to the total circuit.

(2)	In late December 2006, the Company’s CEO resigned his position as CEO and became the full time Chairman of the Board.

(3)	In late December, 2006, the U.S. President became the Company’s CEO.

(4)	In late December 2006, the International President became the U.S. President.

(5)	In March, 2007, a former general manager from one of the Company’s international offices was promoted to be the new International President.

November 12, 2009
Ms. Chanda DeLong
As a result of these management and organizational changes, the segment presidents have significantly more theatres to oversee, are less focused on individual theatres, and as a result of the Company’s parent becoming a public company, have additional time commitments. All of these factors led the segment presidents to restructure their management teams during 2007. The process continued throughout 2007 as personnel changes were made, Century’s theatres were integrated into the Company, and responsibilities were delegated to the country and regional levels. Thus, the new presidents are now managing the business at a regional/country level. The authority and responsibilities of the region leaders have been greatly enhanced. In the U.S., the region leaders are now responsible for their regions’ full operating performance and they have been provided the authority to make decisions impacting the operations they oversee. The U.S. President now holds them accountable for their region’s performance, based upon which they are now evaluated. For the same reasons, the International President has taken a similar approach with the country’s general managers.
The Company has 16 regions within its U.S. operations with about 20 to 25 theatres in each region. The Company has operations in 8 Latin American countries (note that Honduras, El Salvador, Nicaragua, Costa Rica, Guatemala and Panama are considered one Central American country since they are operated by one management team), with a range of 4 to 46 theatres in each country. The Company’s U.S. President communicates with each U.S. region leader on a periodic basis and receives monthly operational and financial information by region that allows him to manage and evaluate the business at this level. The Company’s International President communicates with the international country general managers on a periodic basis and evaluates the business on this basis.
As a result of the management, organizational and operating process changes noted above, the Company has determined that its reporting unit is now at the regional level in the U.S. (one level below an operating segment, or a component) and country level in Latin America (one level below an operating segment, or a component). Consequently, effective January 1, 2008, the Company changed the reporting unit to sixteen regions in the U.S. and each of its eight countries internationally from approximately 400 theatres, which more accurately represents the level at which the Company’s segment management evaluates the business today.
Based on the above discussion, the Company believes its current disclosure in Note 1 “Goodwill and Other Intangible Assets” sufficiently explains the restructuring and its impact on the Company’s operating processes, namely the level at which the executives manage operations and therefore no additional disclosure is considered necessary.

November 12, 2009
Ms. Chanda DeLong
28.	Comment. Since your operating theaters continue to be lowest level for which there are identifiable cash flows, please tell us and revise your disclosures to provide more details regarding how you determined that theaters no longer represent a reporting unit and provide us with significant support for your conclusions. Additionally, please tell us what consideration was given to the possibility that your restructuring did not alter the nature of your reporting units, but instead aggregated these units into new operating segments.

Response. Although the Company’s theatres continue to be the lowest level for which there are identifiable cash flows, the recent management, organizational and operating process changes noted in the Company’s response to comment #27, led the Company to conclude that its U.S. regions and international countries are now more reflective of how it manages and operates its business, and thus now qualify as the reporting units.

Paragraph 30 of SFAS #142 (paragraph 350-20-35-30 of the FASB ASC) states that a reporting unit is an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component.

As a result of the recent management, organizational and operating process changes, the segment presidents now have significantly more theatres to oversee, are less focused on individual theatres, and as a result of the Company’s parent becoming a public company have additional time commitments, which have led the segment presidents to restructure their management teams and reporting structures during 2007. The process continued throughout 2007 as personnel changes were made, Century was integrated into the Company, and responsibilities were delegated to the country and regional levels. Thus, the new segment presidents are now managing the business at a regional/country level as opposed to an individual theatre level.

According to EITF Topic D-101 (Section 350-20-55 of the FASB ASC), the FASB staff believes that how an entity manages its operations and how an acquired entity is integrated with the acquiring entity are critical to determining the reporting units of the entity. EITF Topic D-101 (paragraph 350-20-55-5 of the FASB ASC) states “Segment management, as defined in paragraphs 280-10-50-7 through 50-8, is either a level below or the same level as the chief operating decision maker. According to Topic 280, a segment manager is “directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment.”

November 12, 2009
Ms. Chanda DeLong
The approach used in SFAS #142 (paragraph 350-20-35-30 of the FASB ASC) to determine reporting units is similar to the one used to determine operating segments in Topic 280 of the FASB ASC; however, SFAS #142 (paragraph 350-20-35-30 of the FASB ASC) focuses on how operating segments are managed rather than how the entity as a whole is managed. The approach in SFAS #142 (paragraph 350-20-35-30 of the FASB ASC) is consistent with the FASB’s intent that reporting units should reflect the way an entity manages its operations. EITF Topic D-101 (paragraph 350-25-55-9 of the FASB ASC) also states “it is the chief operating decision maker who reviews operating segments and the segment manager who reviews reporting units”.

The Company believes the management, organizational and operating process changes described above effectively support the change in the reporting unit from the individual theatre to the regional/country level since segment management now regularly reviews the operating results at the regional/country level as opposed to the individual theatre level.

Based on the above discussion, the Company believes its current disclosure in Note 1 “Goodwill and Other Intangible Assets” sufficiently explains the restructuring and its impact on the Company’s operating process, namely the level at which the executives manage operations and therefore no additional disclosure is necessary.
Note 14 — Interest Rate Swap Agreements, page F-28
29.	Comment. Based on your disclosures on page F-12, your interest rate swap agreement fair value measurements are based on Level 3 inputs. In this regard, it appears that you do not provide all of the disclosures required under Topic 820.10.50.2(c)(d) and (e) of the FASB Accounting Standards Codification. Please advise.

Response. The Company respectfully refers the staff to Note 1 “Fair Value Measurements,” in which the Company has disclosed that the fair value measurements on the Company’s interest rate swap agreements are based on significant unobservable inputs and has included in a tabular format, a reconciliation of the values from the beginning of the year to the end of the year. This table includes the following items:
•	Total gains or losses for the period (realized and unrealized), segregating those gains or losses included in earnings, and a description of where those gains or losses included in earnings are reported in the statement of income; and

•	Purchases, sales, issuances, and settlements (net).

November 12, 2009
Ms. Chanda DeLong
The Company has also disclosed how fair value is determined. There were no changes in valuation techniques during the period, no transfers in and/or out of Level 3 and no gains or losses included in earnings that are attributable to the change in unrealized gains or losses relating to those assets and liabilities still held at the reporting date and therefore there are no disclosures related to these items discussed in paragraph 820-10-50-2 of the FASB ASC.

Based on the disclosures currently included in Note 1 “Fair Value Measurements,” the Company proposes to clarify in its disclosure on a prospective basis that the valuation technique used to determine fair value is the income approach and under this approach, the Company uses projected future interest rates as provided by the counterparties to the interest rate swap agreements and the fixed rates that the company is obligated to pay under the interest rate swap agreements.
Note 16 — Investments In and Advances to Affiliates, page F-30
30.	Comment. We note your investment in NCM and that you account for this investment under the equity method of accounting. However, based on your disclosures, including those set forth in Note 6, it appears that (i) your investment basis in NCM was reduced to zero at the time of NCM’s initial public offering, (ii) you treated additional common units received as a separate investment tranche in NCM, and (iii) your equity income for NCM related only to this separate investment tranche during 2008. If true, please clarify the reasons why you recorded a portion of the distributions received from NCM as a reduction of your investment in NCM and the remaining amount as income. In this regard, your response should address the fact that all distributions from an affiliate accounted for under the equity method are generally recorded as a reduction of the investment in that affiliate and explain why your investment in NCM is accounted for differently.

Response. At the time of the receipt of the common units, the Company applied guidance in EITF 02-18 “Accounting for Subsequent Investments in an Investee after Suspension of Equity Method Loss Recognition” (Section 323-10-35 of the FASB ASC), by analogy. The literature indicates that if a subsequent investment is made in an equity investee that has experienced significant losses, the investor must determine if the subsequent investment constitutes funding of prior losses. The Company concluded that the construction or acquisition of new theatres that occurred during 2008, which led to the incremental screens and resulted in receipt of the additional common units, equates to making an additional investment in NCM. The Company evaluated the receipt of additional common units in NCM and the assets it exchanged for these additional units and determined that the right to use its incremental new screens should not be considered

November 12, 2009
Ms. Chanda DeLong
funding of prior losses. As such, the additional common units received have been accounted for as an investment separate from the Company’s initial investment. As a result of the Company recording two separate investment tranches, the Company determined it would allocate future cash distributions received from NCM between the two investment tranches proportionately. The cash distributions related to the initial investment have been recorded as distributions in excess of basis since the investment was reduced to zero at the time of NCM’s initial public offering, and the cash distributions related to the second investment tranche have been recorded as a reduction in the respective investment basis. Similarly, the Company calculates its equity income in NCM on each investment tranche separately. The equity income or loss related to the initial investment tranche is tracked against the negative investment basis and will not be recorded until the investment becomes positive. The equity income or loss related to the second investment tranche is reflected as an increase or decrease in the investment basis.
31.	Comment. In light of the materiality of the amount of income you record as a result of your investment in NCM, please consider adding a table to disclose the specific changes in the carrying amount of your investment along with the related income for each period presented. We suggest you also show related changes in deferred revenue, amounts due to or from NCM, and cash received from NCM for each period presented.

Response. The Company respectfully refers the staff to Note 6 to the consolidated financial statements, in which a table has been provided to disclose revenues (which includes amortization of deferred revenue), equity income (loss), distributions from NCM and amounts due to or from NCM for each period presented.

Based on its current disclosures contained in Note 6, the Company believes no further disclosures are necessary.
Note 22 — Segments, page F-41
32.	Comment. It is not clear whether or not you determined that your sixteen U.S. regions and your various international markets represent operating segments as defined by Topic 280.10.50.1 of the FASB Accounting Standards Codification. If you believe each of these regions and markets only represents a reporting unit and not an operating segment, please provide us with significant support for your conclusion. In this regard, please provide us with the reports provided to the chief operating decision maker (“CODM”) to allocate resources and assess your performance.

November 12, 2009
Ms. Chanda DeLong
Response. Paragraph 280-10-50-1 of the FASB ASC states that an operating segment is a component of a public entity that has all of the following characteristics:
(1)	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

(2)	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

(3)	Its discrete financial information is available.
The Company’s chief operating decision maker (“CODM”) is its chief executive officer (“CEO”) who oversees the Company’s worldwide operations. The CEO is responsible for allocating resources to and assessing the performance of the segments in the business. The CEO has four direct reports: the U.S. President, who is responsible for the operations and building of the Company’s theatres in the U.S.; the International President who is responsible for the operations and building of the Company’s Latin American theatres; the Chief Financial Officer (“CFO”) who is responsible for the finance, accounting and tax functions of both the U.S. and international operations; and the General Counsel who is responsible for the legal affairs of both the U.S. and international operations.

In accordance with paragraph 280-10-50-1 of the FASB ASC, the Company has determined it has two operating segments consisting of a United States operating segment and an international operating segment. The U.S. segment includes the Company’s U.S. and Canada operations (all but one theatre are located in the U.S.). The international segment consists of the Company’s operations in Mexico, Argentina, Brazil, Chile, Ecuador, Peru, Honduras, El Salvador, Nicaragua, Costa Rica, Panama, Guatemala and Colombia. In accordance with paragraph 280-10-50-7 of the FASB ASC, the Company’s segment managers are its U.S. President and International President.

The CEO primarily manages the business by separating the U.S. and international operations into groups that each have relatively independent administrative and operating functions. Each segment President is responsible for growing his respective businesses, generating budgets, and compiling financial information. The CEO through an informal process manages both of the businesses. He is provided with reports that summarize the Company’s financial results on a consolidated basis, on a U.S. comparative basis and an

November 12, 2009
Ms. Chanda DeLong
international comparative basis. Separate budgets and capital plans for each segment are provided to the CEO. The CEO reviews the separate segment and the worldwide totals to evaluate performance and determine capital allocation. The respective segment managers periodically review the operations of the U.S. and international segments with the CEO on a formal and informal basis and the CFO provides updates on financial performance. Each segment’s revenue is derived from admissions and concession sales and other ancillary revenues, primarily screen advertising. Company management has focused on generating a return on investment and results of the investment and operations are primarily measured by the CEO and CFO utilizing Adjusted EBITDA, which is the primary measure of segment profit and loss the Company uses to evaluate performance and allocate its resources between the two operating segments.
The Company’s U.S. regions and international countries are considered reporting units only and not individual operating segments. The individual segment presidents manage the business at a regional/country level but the CEO (CODM) manages the business on an operating segment (U.S. and international) level.
33.	Comment. Please provide us with and revise your disclosures to indicate your allocation methodology for excess cash distributions received from NCM to each reportable segment. Additionally, tell us how providing a measure which includes your share of excess cash distributions from NCM is used to assess the performance of your U.S. and international theaters. In this regard, since you allocate excess cash contributions from NCM to your reportable segments, please tell us whether or not you include these cash distributions in the impairment test for both goodwill and long-lived assets.

Response. The Company’s Exhibitor Services Agreement and its investment in NCM pertain only to its U.S. theatres, therefore all related activity impacts only the U.S. operating segment. The Company includes excess cash distributions from NCM in Adjusted EBITDA for purposes of evaluating its U.S. operating segment, however the Company does not allocate excess cash distributions from NCM to each reporting unit for purposes of impairment testing.

The Company has added the following disclosure to Note 22 to the consolidated financial statements on page F-44:

“Distributions from NCM are reported entirely within the U.S. operating segment.”

November 12, 2009
Ms. Chanda DeLong
34.	Comment. You indicate that the primary measure of segment profit used to evaluate performance and allocate resources is Adjusted EBITDA. However, you also indicate that management evaluates the performance of your assets on a consolidated basis. In this regard, it appears that your CODM may use more than one operating measure to evaluate performance and allocate resources. As such, please tell us and revise your disclosure to clearly indicate the measures reviewed by your CODM and how they are used to assess performance and allocate resources.

Response. Paragraph 280-10-50-22 of the FASB ASC requires public companies to report a measure of profit or loss and assets for each reportable segment. It also provides a list of specific income statement line items to disclose if the item is included in the measure of segment profit or loss or is otherwise regularly provided to the chief operating decision maker. Paragraph 280-10-50-27 of the FASB ASC indicates that the amount of each segment item disclosed should be based on the measure reported to the chief operating decision maker for purposes of making decisions, even if that measure is not consistent with the accounting principles used in preparing the consolidated financial statements. While paragraph 280-10-50-22 of the FASB ASC states that segment assets should be disclosed, paragraph 280-10-50-26 of the FASB ASC indicates that if no asset information is provided internally for a segment, then that fact and the reason should be disclosed.

The Company’s CEO, as the chief operating decision maker, uses various metrics to evaluate the performance of the Company’s two segments and to allocate resources between those segments. Some of these metrics are operating statistics, such as attendance levels, that are not derived from the financial statements and are not required to be disclosed. Other metrics are derived from a combination of financial and nonfinancial data and are not required to be disclosed. The measure of segment profit or loss used by the Company's CEO, which is required to be disclosed, is Adjusted EBITDA. Segment assets are not reported internally because that information is not a metric used by the Company’s CEO to evaluate performance or allocate resources.

The Company currently discloses Adjusted EBITDA, revenues and capital expenditures by segment, as required. Also disclosed is a reconciliation of Adjusted EBITDA to consolidated net income, as required. The specific income statement line items called for by paragraph 280-10-50-27 of the FASB ASC and segment assets are not provided because those measures are not regularly reported to the CEO.

The Company will clarify its disclosure in future filings as follows:

“Each segment’s revenue is derived from admissions and concession sales and other ancillary revenues, primarily screen advertising. The measure of segment profit and loss the Company uses to evaluate performance and allocate its resources is Adjusted

November 12, 2009
Ms. Chanda DeLong
EBITDA, as defined in the reconciliation table below. The Company does not report asset information by segment because that information is not used to evaluate the performance or allocate resources.”
Annual Performance-Based Cash Incentive Compensation, page 88
35.	Comment. Please disclose the Adjusted EBITDA target and the Adjusted EBITDA achieved by Cinemark Holdings. Also disclose the adjustments that were made to EBITDA and explain why you made them.

Response. The Company believes that disclosure of Adjusted EBITDA is not necessary for an understanding of the compensation disclosed for the period covered in the prospectus. Item 402(b)(1) states that a registrant must discuss “all material elements of the registrant’s compensation of the named executive officers.” Instruction 1 to Item 402(b) states that the purpose of the compensation discussion and analysis is “to provide investors material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers” (emphasis added). The answer to C&DI Question 118.04 provides that the analysis of whether to disclose performance targets begins with “the threshold question of materiality in the context of the company’s executive compensation policies or decisions. If performance targets are not material in this context, the company is not required to disclose the performance targets.” The Company believes that disclosure of the specific performance targets does not significantly alter the total mix of information available to investors, especially considering the fact that the total amounts paid in annual incentive compensation have already been disclosed and are therefore not material and not required to be disclosed under Item 402(b). Nevertheless, in response to the Staff’s comment, the Company has disclosed the Adjusted EBITDA target and Adjusted EBITDA achieved by Cinemark Holdings, Inc. for 2008 on page 91. A reconciliation of net income to the Company’s Adjusted EBITDA for 2008 is set forth on Table 2 of Note 22 to the consolidated financial statements on page F-44.

November 12, 2009
Ms. Chanda DeLong
Description of Exchange Notes, page 109
36.	Comment. Please disclose the exemption from the registration requirements of the Securities Act relied upon when you issued the initial notes and briefly explain why you were entitled to rely on that exemption.

Response. The Company has added an additional disclosure on page 30 under “—Background of the Exchange Offer” to reflect that the initial notes were issued in reliance on Rule 144A and Regulation S. The Company relied on the representations and agreements made by the qualified institutional buyers and certain non-U.S. persons of the initial notes in connection with the Company’s reliance on the exemption afforded by Rule 144A and Regulation S.
Certain U.S. Federal Income Tax Consequences, page 160
37.	Comment. Please delete the phrase, “[t]his summary is for general information only.”

Response. The phrase has been deleted as requested.

November 12, 2009
Ms. Chanda DeLong
If you have any questions with respect to the foregoing, please contact the undersigned at (214) 969-2870.
Sincerely,
AKIN GUMP STRAUSS HAUER & FELD LLP

By:	Terry M. Schpok, P.C., Partner

	By:	/s/ Terry M. Schpok
Terry M. Schpok, President
TMS/klf

cc:	Mr. John Stickel, Securities and Exchange Commission Mr. Juan Migone, Securities and Exchange Commission Mr. David Humphrey, Securities and Exchange Commission Mr. Michael D. Cavalier